Exhibit 11.1

EXHIBIT 11.1 STATEMENT RE COMPUTATION OF EARNINGS PER SHARE

In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided below.

(Unaudited and in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

NUMERATOR
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$3,212	$(25,269)	$1,393	$(25,313)
Income (loss) from discontinued operations	956	(13,005)	1,239	(15,227)
Cumulative effect of change in accounting principle	—	—	—	(21,766)

Net income (loss)	$4,168	$(38,274)	$2,632	$(62,306)

DENOMINATOR
Denominator for basic earning per share - weighted-average common shares	49,811	47,982	48,901	45,512
Effect of dilutive securities
Common stock options and warrants	1,432	—	856	—

Denominator for diluted earnings per share	51,243	47,982	49,757	45,512

EARNINGS PER SHARE
Basic:
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$0.06	$(0.53)	$0.03	$(0.56)
Income (loss) from discontinued operations	0.02	(0.27)	0.02	(0.33)
Cumulative effect of change in accounting principle	—	—	—	(0.48)

Net income (loss)	$0.08	$(0.80)	$0.05	$(1.37)

Diluted:
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$0.06	$(0.53)	$0.03	$(0.56)
Income (loss) from discontinued operations	0.02	(0.27)	0.02	(0.33)
Cumulative effect of change in accounting principle	—	—	—	(0.48)

Net income (loss)	$0.08	$(0.80)	$0.05	$(1.37)